Filed by US Airways Group, Inc.

Commission File No. 001-8444

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following is a transcript of a video distributed through social media and posted on the Company’s internal intranet site.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.

Transcription: “Announcement Day” Video

Doug Parker: I love American, I love the brand, I love the heritage, I love the people.

Tom Horton: A global aviation powerhouse.

Doug Parker: It’s nice to be back.

Tom Horton: Welcome, to the New American.

Employee: I woke up this morning at 4:45 for my shift.

Employee: Checked my e-mail, and saw that there was a merger between US Airways and American Airlines.

Employee: Realized that it was what we had heard about for months had come to fruition.

Employee: When I heard the news this morning, I was very excited.

Employee: I’m very excited.

Employee: When we all found out the news today we were very excited.

Employee: It’s a historic day for American, and I feel very proud to be a part of this history that we’re creating here today.

Employee: I think it’s pretty exciting. I think it’s great to hear from both of our leaders. We’ve got Tom and Doug sitting on the same stage together, and I think it’s a pretty unique opportunity to see two competitors come together to form the world’s largest airline.

Employee: I’d say we’re all on a kind of a high, we’ve gone from a few weeks ago we had the new brand come out, and then we’ve got the merger.

Employee: I think it’s a huge leap in the right direction.

Employee: I’m going to take Doug at his word that it’s going to be a great opportunity for us. A lot of challenges, but nothing that we’re not up for.

Tom Horton: Well mergers are complicated, and so we’ll have to go do the hard work to put these companies together, but I am confident that between Doug and I, and the American team and the US Airways team, we’ll have the best people in the industry to go out and execute.

Employee: US Airways, historically, has been able to merge a lot of different entities, and really still maintain satisfaction of our employees and really having high quality services for the public.

Doug Parker: This is good for all the constituents, for American Airlines and US Airways. It’s good for our shareholders because we create so much value through the merger. It’s good for our customers, because we give them just more places to fly. And it’s good for the employees of both companies for both those reasons.

Employee: It creates greater opportunities for me to travel with my family.

Employee: I’m excited to get a lot more stamps in my passport.

Employee: I’m really looking forward to this bigger airline, where we serve our customers with a bigger network and more flights.

Employee: The competition is just have to move over, because we are in.

Employee: The way our hubs are positioned, you can pretty much go to any airport in the United States and be two flights away from anywhere in the world.

Tom Horton: You know it’s been an interesting year.

Lower Third Text: DFW – Terminal C

Lower Third Text: ORD – Terminal 3

Lower Third Text: DFW – Employee Event

Tom Horton: Well I’ll take a crack at it and then let Doug chime in. I mean we, we have been growing.

Doug Parker: I see how it’s going to be.

Doug Parker: I’m married to an ex-American flight attendant, who I also love. Please tell her I said that. Valentine’s Day and I’m not home.

Tom Horton: It’s the greatest company in the world. I remember when I felt that way when I started here. I still do!

Employee: For me, I think I’ve got a great future ahead of me in regards to a pilot position. I mean it’s a dream come true, really, for all of us new hires.

Lower Third Text: PHX – US Airways Headquarters

Doug Parker: We hope to build the greatest airline in the world. This is such a great brand; I love American Airlines. I started my career here. I love the brand, I love the heritage, I love the employees. I’m looking forward to coming back and restoring American to what it was I know when I worked there, which is the largest and best airline in the world, and what the people of American deserve.

Social Media Messaging

Twitter/Pinterest:

One week ago, @AmericanAir & @USAirways shared big news. Relive the day with us: [link] #newAmerican

Google+/Facebook/Linked In:

One week ago, American Airlines and US Airways shared some very big news. Relive the day with us. [embed video/link]